VOTE FOR THE PRIMUS ACQUISITION TODAY!
THE COMBINATION OF ATG AND PRIMUS WILL CREATE AN E-BUSINESS POWERHOUSE
ISS SUPPORTS THE PRIMUS TRANSACTION AND ADVISES STOCKHOLDERS TO VOTE FOR THE MERGER
INDUSTRY EXPERTS ALSO SUPPORT THE PRIMUS TRANSACTION
DON’T LET A SMALL GROUP OF DISSIDENTS BLOCK THE PRIMUS TRANSACTION
CAST A VOTE FOR ATG’S FUTURE: VOTE YOUR WHITE PROXY CARD TODAY!
Additional Information About The Acquisition And Where To Find It

October 12, 2004

To Fellow Stockholders of Art
     Technology Group, Inc.:

VOTE FOR THE PRIMUS ACQUISITION TODAY!

     With our Special Meeting only ten days away, we urge you to vote FOR the proposed acquisition of Primus Knowledge Solutions, Inc. by signing, dating and returning the enclosed WHITE PROXY CARD TODAY.

THE COMBINATION OF ATG AND PRIMUS
WILL CREATE AN E-BUSINESS POWERHOUSE

     Your Board and management team have a plan to create a leading software company with the scale and resources to compete effectively in a rapidly consolidating industry. This acquisition will provide ATG with a significant competitive advantage by broadening and enhancing our product offering. Together with Primus, we will be able to offer our customers what they are asking for–a complete solution that combines commerce, marketing and service applications in a cross-channel environment, including the web, email and call centers.

     The acquisition will also provide ATG with the critical mass necessary to compete and win in today’s environment. Primus will add more than 225 new enterprise-class customers to ATG’s existing customer base, many of which are actively seeking a new e-commerce engine or an interactive marketing system. To date, only 12 of Primus’ 225 customers are also ATG customers. Importantly, most of Primus’ customers are the right size and in the right industries to benefit from ATG commerce and marketing applications. This fact, coupled with our ability to integrate our commerce and marketing engines with Primus applications, will give ATG strong cross-selling and up-selling revenue opportunities providing a compelling competitive advantage.

     In addition ATG has more than 400 active customers, over 97% of which are not Primus customers. Given that Primus has the “highest ranking in Web self-service’’ (Gartner), is “#1 in e-mail response management,’’ (Gartner) and is recognized as the “best support technology vendor’’ (SSPA), we expect a positive reception when introducing this complementary offering to our accounts. The combination of ATG and Primus technologies will produce a more complete, more integrated, more competitive application suite.

     We expect that these revenue benefits, together with the operating synergies and resulting cost reductions that will be afforded by the transaction, will create significant value for ATG stockholders.

     While we will report our full third quarter results later this month, we have already announced that we expect total revenues for the quarter to be in the range of $17.0 million to $17.5 million, which includes a multi-million dollar contract that was originally expected to close in the second quarter of 2004. This compares with total revenues for the second quarter of 2004 of $14.3 million.

ISS SUPPORTS THE PRIMUS TRANSACTION
AND ADVISES STOCKHOLDERS TO VOTE FOR THE MERGER

     ISS, which is widely recognized as the nation’s leading independent voting advisory firm, recommends that all stockholders vote in favor of ATG’s proposed acquisition of Primus. ISS recommendations are followed by hundreds of major institutional investment firms, mutual funds, and other fiduciaries. After talking with both ATG management and the dissident group, ISS concluded in its October 7, 2004 report that:

“Based on the strategic merits of this transaction and the stronger platform for developing long-term sustainable profitability, we recommend a vote FOR the merger agreement.’’

INDUSTRY EXPERTS ALSO SUPPORT THE PRIMUS TRANSACTION

     Industry analysts also affirm the strategic rationale behind the acquisition:

•	“ATG’s products fit very nicely with Primus’s products. There’s virtually no overlap, but there’s the potential for great synergy . . . ATG’s products let you create and manage a customer experience. Primus’s products let you enhance that customer experience. The product fit question is whether Primus’s products can enhance the customer experience created with ATG’s products. The answer is yes.”-–Patricia Seybold Group

•	“The deal creates a company stronger than either individual organization.”-–Current Analysis

•	“The two companies’ strengths have been very complementary. This will really build out ATG’s self service capabilities.”-–Gartner

DON’T LET A SMALL GROUP OF DISSIDENTS
BLOCK THE PRIMUS TRANSACTION

     As you may know, a group of dissident ATG stockholders calling itself “the MWTG Group’’ is attempting to get other ATG stockholders to vote AGAINST the Primus transaction. This professional investor group, which has a history of launching disruptive and costly proxy campaigns, is clearly not acting in your best interest and has no real plan to deliver value to our stockholders.

     The MWTG Group has proposed that ATG management shrink the company and then just “hunker down’’ and wait. Clearly, in a rapidly evolving industry, staying in place is NOT a viable option. We firmly believe that if MWTG Group’s campaign were successful, it would result in the erosion of ATG’s customer base and competitive position–thereby eroding stockholder value. Don’t let these dissidents jeopardize the value of your ATG investment.

CAST A VOTE FOR ATG’S FUTURE:
VOTE YOUR WHITE PROXY CARD TODAY!

     Your Board of Directors unanimously supports this acquisition. Customers, partners, industry experts and now ISS, the nation’s leading independent voting advisory firm, support this acquisition. The final decision is up to you. Your vote is crucial to ATG’s future! Please vote in favor of the transaction by signing and returning your WHITE PROXY CARD today. Please disregard any blue proxy card which the MWTG Group may send to you.

     If you have questions, or need assistance in voting or changing your vote, please contact:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(800) 322-2885

     Your management and Board of Directors thank you for your support.

Sincerely,

Robert D. Burke
President and Chief Executive Officer

Additional Information About The Acquisition And Where To Find It

ATG has filed a registration statement on Form S-4 in connection with the transaction, and ATG and Primus have mailed a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ATG and Primus are urged to read the joint proxy statement/prospectus because it contains important information about ATG, Primus and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the SEC’s Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ATG or Primus. ATG and Primus file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ATG and Primus with the SEC are also available for free at the SEC’s Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ATG or Primus.

The executive officers and directors of ATG and Primus may be deemed to be participants in the solicitation of proxies from the stockholders of Primus and ATG in favor of the acquisition. A description of the interests of ATG’s executive officers and directors in ATG is set forth in the proxy statement for ATG’s 2004 Annual Meeting of Stockholders, which was filed with the SEC. A description of the interests of Primus’ executive officers and directors in Primus is set forth in the proxy statement for Primus’ 2004 Annual Meeting of Stockholders, which was filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of ATG’s and Primus’ executive officers and directors in the acquisition by reading the joint proxy statement/prospectus filed with the SEC.